FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/4/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release confirming dividend payment and election of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: June 4, 2008

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Ternium Confirms Dividend Payment and Election of Directors

Luxembourg, June 4, 2008 – Ternium S.A. (NYSE: TX), in its annual general shareholders meeting today, approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007 and the proposed dividend of US$0.05 per share (US$0.50 per ADS), or approximately US$100 million.  Ternium will pay the dividend on June 12, 2008 and the corresponding ex-dividend date will be June 5.

The shareholders meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and elected Wilson Nélio Brumer and Marco Antônio Soares da Cunha Castello Branco as members of the board of directors to serve until the next annual shareholders meeting which will be held in June 2009.

The board of directors subsequently re-appointed Paolo Rocca as chairman of Ternium’s board of directors; Daniel Novegil as chief executive officer of Ternium; and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the Company’s audit committee, with Mr. Aguirre to continue as chairman.  All three members of the audit committee are independent directors.

The company re-appointed PricewaterhouseCoopers as its independent auditor for the 2008 fiscal year.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products.  With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium had sales of approximately US$8 billion and shipments of approximately 10 million tons of finished steel products in 2007.  More information about Ternium is available at www.ternium.com.